(a)(5)

TRUSTEE AUTHORIZATION TO ESTABLISH

ADDITIONAL SERIES OF SHARES

OF THE TIAA-CREF LIFE FUNDS

In accordance with Section 4.9 of the Declaration of Trust of the TIAA-CREF Life Funds (the “Trust”), and the approval of the Trust’s Board of Trustees at its October 10, 2013 meeting, the undersigned Trustees of the Trust hereby establish the following additional separate and distinct series of shares of the Trust:

Balanced Fund

IN WITNESS WHEREOF, the Trustees of the Trust have executed this instrument as of the 10th day of October 2013.

/s/ Forrest Berkley	/s/ Thomas J. Kenny
Forrest Berkley	Thomas J. Kenny

/s/ Nancy A. Eckl	/s/ Bridget A. Macaskill
Nancy A. Eckl	Bridget A. Macaskill

/s/ Michael A. Forrester	/s/ James M. Poterba
Michael A. Forrester	James M. Poterba

/s/ Howell E. Jackson	/s/ Maceo K. Sloan
Howell E. Jackson	Maceo K. Sloan

/s/ Nancy L. Jacob	/s/ Laura T. Starks
Nancy L. Jacob	Laura T. Starks